Rebuttal on Moores Rowland's (Rowland) letter dated August 22, 2002

L&L disagrees each of the 4 disagreement statements that Rowland made in the letter addressed to Securities and Exchange Commission, US dated August 22, 2
002. These information contained in the 4 disagreement statements are either misleading, un-logic. It is our belief; an experienced auditor can grasp these 4 issues and resolved them in a matter of one hour. Due to Rowland's apparent lack of US accounting knowledge, its in-experienced staff has dragged these matters for so many months. Despite of our repeated explanation and provide the necessary information, no one in Rowland's firm was able to grasp the issues and resolve them. Consequently, an audit report was never issued. Our rebuttals are as follows:

Rowland's Disagreement Statement #1)Re: Group Structure.

Our response: L&L consists of two US (Nevada incorporated) companies, a British Virgin Island (BVI) company and a Hong Kong company. We had explained to Rowland's auditors that in the United States of American there is a privacy issue. There is neither a requirement of having share certificates printed nor a need to disclose all the name of shareholders in a private company. If Rowland Hong Kong firm has more US corporate laws knowledge, they will answer the comment themselves.

Rowland's Disagreement Statement #2) Re: Intangible Asset.

Our response: For your information, this subject has been discussed with other CPA and they tend to accept in general. Rowland's judgment is only based on the amount of its experience on this subject. This again indicates different judgment on this matter.

Rowland's Disagreement Statement #3) Re: Investment In account.

Our response: We believe Rowland's comment demonstrated, it apparently lacks of US accounting knowledge. Look at Rowland's correspondence on this technical issue; it keeps on saying it has discussed the subject with its US affiliate. But Rowland has never spoken out on what US accounting standards it is rely on. Instead, Rowland's partner just dancing around saying they are aware of it (accounting principles). If Rowland do not know the US technical subject, all we see is they are beating around the brushes. Look again, what Rowland said in the statement, they said "we have reservation on the amount, ...we have not come to any conclusion" after 5 months of this small audit. For your information, the subject "SAB97", which Rowland's repeatedly citing (see Attachment 1), has been obsolete for one (1) year.

Rowland's Disagreement Statement #4) Re: Collectibility of outstanding accounts receivable.

Our response: Again, this is a judgment issue. L&L management made its judgment and proposed a reserve. It is expected that Rowland, as auditor, are free to modify on this subject. If Rowland have a different judgment on this subject, just modify the amount of provisions and disclose it on its audit report. This is a normal American practice. Unfortunately, Rowland simply does not want to make a judgment. It is apparent that Rowland kept on playing a "Cat and Mouse" game, to drag the audit for 5 months. The only justification for Rowland is that it try to charge L&L with more fees.